

January 7, 2015

Via E-mail
Ying Chiu Lee Herbert
Oakridge International Corporation
Suite 5, Level 2, Malcolm Building
187 Rundle Street
Adelaide SA 5000, Australia

      Re: Oakridge International Corporation
             Form 10-K for the Fiscal Year Ended June 30, 2014
             Filed October 14, 2014
             File No. 1-35640

Dear Mr. Herbert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ William H. Thompson

                     William H. Thompson
                     Accounting Branch Chief